Exhibit 20


FOR IMMEDIATE RELEASE



                     1997 Record Sales Results for Merrimac
              Sales Up 32%...Earnings Increase with Strong Backlog


West Caldwell, N.J., February 25, 1998: Merrimac Industries, Inc. announces results for the fourth quarter and fiscal 1997, reflecting increases in earnings on record annual sales with its backlog solidly positioned for next year.

Fourth quarter 1997 diluted net income per share was $.24 per share, an increase of 33% compared to 1996 fourth quarter diluted net income of $.18 per share, which was increased by a $.05 per share credit for an adjustment to restructuring charges recorded earlier in 1996. After excluding this $.05 per share credit from 1996 results, the fourth quarter comparison reflects an increase of $.11 per share or 85%. Fourth quarter sales of $4,414,000 increased $372,000 or 9% over the fourth quarter sales of the prior year of $4,042,000. Net income increased 43% to $397,000 for the fourth quarter of 1997 compared to net income of $277,000 (after the credit adjustment to restructuring charges of $87,000) for the fourth quarter of 1996. After excluding this $87,000 credit adjustment to 1996 results, the fourth quarter comparison reflects an increase of $207,000 or 109%.

For fiscal 1997, diluted net income per share was $.87 per share compared to the $.19 per share loss in the prior year. Annual sales of $18,659,000 increased $4,506,000 or 32% over the prior year annual sales of $14,153,000. Net income for fiscal 1997 was $1,402,000 compared to the net loss of $297,000 after restructuring charges reported in 1996. The diluted weighted average number of common shares outstanding for fiscal 1997 increased by 43,000 compared to that of the prior year. This increase was due mainly to the "in-the-money" value of Company-issued stock options, which resulted from higher Company stock prices during the year. Common stock repurchases during 1996 partially offset this increase.

The 1997 year-end backlog is $9.7 million, an increase of $1.5 million or 18% above year-end 1996 backlog of $8.2 million. Orders are expected to be strong for Merrimac products in the first quarter of 1998.

"We are extremely pleased with our performance during 1997, a particularly challenging year given the negative growth over the prior dozen years," said Mason N. Carter, Chairman and CEO of Merrimac. "We exceeded our ambitious plan while positioning the Company to build upon its success going forward. This momentum, both internal and external, promises to deliver the commitment for achieving our `Goal of Profitable Growth'."

HIGHLIGHTS OF 1997
      Major positive change in operations, marketing, culture and capital reinvestment
      Expanded production capability in Costa Rica operation
      Costa Rica operation achieved ISO 9002 Certification
      Established direct sales management presence in Europe
      Communicated a new level of investor awareness
      Developed twelve new products...one patent applied for Increased commercial satellite business
      Produced a three-year strategic plan
      Initiated major new product development program
      Recruited key professional talent to the Company
      Commenced "Merrimac University"...towards establishing a learning organization


Mr. Carter continued: "Concentrating our approach on the driving force issues of the business prepares us well for the market opportunities ahead. This focus has and will allow us to provide new products and services that our customers tell us they require. The promise of a new Merrimac is being realized and the commitment grows daily."

The statements in this news release include forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, N.J. and San Jose, Costa Rica, has approximately 170 employees in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications.
Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                  Fax:                (973) 882-5989
         Chairman and CEO                 Email:         mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202  Internet:      www.merrimacind.com

                            MERRIMAC INDUSTRIES, INC.
                  SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME


                                                                            Quarter Ended
                                                                             (Unaudited)
                                                                        Jan 3           Dec 28
                                                                        1998              1996
                                                                --------------------------------------


Net sales                                                        $4,414,000          $4,042,000
Income before income taxes                                          547,000         (a) 493,000
Provision for income taxes                                          150,000         (a) 216,000
Net income                                                          397,000         (a) 277,000

Net income per common share-basic                                      $.25            (a) $.18
Net income per common share-diluted                                    $.24            (a) $.18

Weighted average number of shares outstanding-basic               1,573,000           1,502,000
Weighted average number of shares outstanding-diluted             1,653,000           1,527,000


                                                                              Year Ended
                                                                               (Audited)
                                                                        Jan 3           Dec 28
                                                                        1998              1996
                                                                --------------------------------------

Net sales                                                       $18,659,000         $14,153,000
Income (loss) before income taxes                                 2,157,000        (b) (491,000)
Provision (credit) for income taxes                                 755,000        (b) (194,000)
Net income (loss)                                                 1,402,000        (b) (297,000)

Net income (loss) per common share-basic                               $.91           (b) $(.19)
Net income (loss) per common share-diluted                             $.87           (b) $(.19)

Weighted average number of shares outstanding-basic               1,539,000           1,549,000
Weighted average number of shares outstanding-diluted             1,618,000           1,575,000


(a) Reflects the effects of adjustments to restructuring charges of $145,000 which increased net income by $87,000 or $.05 per share for the fourth quarter of 1996.

(b) Reflects the effects of restructuring charges of $1,382,000 which reduced net income by $829,000 or $.52 per share in 1996.